NYSE Alternext, TSX Symbol: NG
News Release

NovaGold Announces US$60 Million Financing with Electrum Strategic Resources

January 2, 2009 - Vancouver, British Columbia- NovaGold Resources Inc. (the “Company” or "NovaGold") (TSX: NG, NYSE Alternext: NG) announced today that it has entered into a definitive agreement with Electrum Strategic Resources LLC (“Electrum”) providing for the sale to Electrum on a private placement basis of 46,153,847 Units for a purchase price of US$1.30 per Unit, for aggregate gross proceeds of US$60 million. Each Unit consists of one common share of NovaGold and one common share purchase warrant of NovaGold (“Warrant”). Each Warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 p.m. (Toronto) on the fourth anniversary of the closing date.

Electrum Strategic Resources LLC is a New York-based private company. It is a member of the Electrum Group of Companies, which holds one of the largest and most diversified portfolios of precious metals exploration projects in the world. Upon closing of the proposed financing, Electrum would become NovaGold’s largest shareholder owning approximately 30% of the issued and outstanding common shares of the Company and would own approximately 46% if all Warrants were fully exercised.

“We are pleased to enter into a strategic alliance with NovaGold,” said William Natbony, Electrum Strategic’s Chief Executive Officer. “Our team is looking forward to working with NovaGold's management to develop the company's impressive mineral endowment, one of the largest in the world. The company is exceptionally well positioned to advance its operations along the value chain and maximize the returns for all shareholders.”

“We believe that Electrum’s strategic alliance with NovaGold recognizes the tremendous value of the Company’s key assets – its 50% stakes in two of the largest undeveloped gold and copper-gold deposits in the world,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “This investment substantially strengthens NovaGold’s balance sheet and provides funding for the Company’s on-going commitments to advance our key projects toward development. This source of funding will also allow the Company to look at new opportunities that can provide future growth for the Company.”

 The net proceeds of the offering are estimated to be approximately US$59 million and will be used to repay outstanding principal and interest owing under the US$20 million bridge loan from Auramet Trading, LLC, to finance continuing exploration and development activities at NovaGold’s Donlin Creek gold project in Alaska, and the Company’s Galore Creek copper-gold project in British Columbia, and to further examine, develop and, if warranted, re-activate the Rock Creek Mine near Nome, Alaska and for general corporate purposes.

Electrum will have the right, for four years, to participate pro-rata (on a fully-diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable, or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 shares of the common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is to not raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one of more strategic investors. Any exercise of such rights will be subject to applicable Toronto Stock Exchanges rules. NovaGold has agreed to enter into registration rights agreements with Electrum at closing under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold has agreed to provide Electrum with the right to designate an observer at all meetings of the board of directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% common shares. Electrum has agreed to vote its common shares at the 2009 Annual General Meeting of NovaGold in favour of management’s nominees to the Company’s board of directors or to abstain from voting on such matter.

The completion of the offering is subject to a number of conditions including obtaining any required regulatory approvals including approval of the Toronto Stock Exchange (“TSX”) and the NYSE Alternext. The issuance of the 46,153,847 common shares to Electrum at closing (which represents 42.9% of the currently issued and outstanding common shares of 107.5 million shares) would result in Electrum owning approximately 30% of the then issued and outstanding share capital of 153.7 million shares. If all of the proposed 46,153,847 Warrants were exercised for an additional aggregate exercise amount of US$69,230,770 (for combined gross proceeds of approximately US$129 million), it would result in the issue of a total of 92,307,694 common shares (representing 85.85% of the currently issued and outstanding common shares of NovaGold) resulting in Electrum owning approximately 46.2% of the common shares of NovaGold. The Warrants contain customary anti-dilution provisions in the event of certain corporate reorganizations or issuances of securities by the Company to all its shareholders.

Under the TSX Company Manual shareholder approval would be required as a result of the number of common shares issued pursuant to the offering being in excess of 25% of the currently issued and outstanding common shares of the Company and as a result of the offering materially affecting control of NovaGold. NovaGold has applied to the TSX under the provisions of Section 604(e) of the Company Manual for an exemption from securityholder approval requirements. NovaGold’s board of directors, who are free from any interest in the offering, are unrelated to Electrum and have authorized such application, have concluded that NovaGold is in serious financial difficulty, this offering is designed to improve NovaGold’s financial situation and this transaction is reasonable for NovaGold in the circumstances. The transaction, which is also subject to pre-merger notification requirements under the Competition Act (Canada), is expected to be completed in early January 2009.

As a consequence of relying upon the financial hardship exemption under Section 604(e) of the TSX Company Manual, the TSX has informed the Company that it will, in the ordinary course, commence a de-listing review. The Company believes that, upon completion of the offering, it will be in compliance with all of the TSX listing requirements.

The Company has had discussions with a number of additional investors about participating in the offering on the foregoing terms for up to an additional US$15 million. No binding commitments have been entered into with such investors. Any such additional investment will be subject to TSX and NYSE Alternext approval.

About NovaGold

NovaGold is a precious metals company focused on exploration, development and mining, with properties in Alaska and Western Canada. NovaGold has a 50/50 partnership on the Donlin Creek gold project in Alaska, one of the world’s largest gold deposits, with Barrick Gold. The Company also has a 50/50 partnership on the Galore Creek copper-gold-silver project in British Columbia with Teck Cominco. NovaGold owns 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company. NovaGold trades on the TSX and NYSE Alternext under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

About Electrum

Electrum Strategic Resources LLC is a member of the privately-held Electrum Group of Companies which is involved in precious metals exploration and development around the world. Other members of the Electrum Group include Electrum Ltd., which holds one of the world’s largest and most diversified exploration portfolios comprising over 100 projects located in 16 countries in the Americas, Africa, Asia and Eastern Europe; Electrum Strategic Holdings LLC, which owns a strategic stake in a portfolio of exploration and development properties in Eastern Europe; and Electrum USA Ltd., headquartered in Denver, Colorado, which manages the Electrum Group's exploration and development activities.

# # #

NovaGold Contacts

Don MacDonald	Greg Johnson
Senior Vice President and CFO	Vice President, Strategic Development

604-669-6227 or 1-866-669-6227

Electrum Contact

Igor Levental
Executive Vice President, Corporate Development

303-832-7600

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding intentions with respect to obligations due for various projects, strategic alternatives, timing of permitting, construction and production and other milestones, and NovaGold’s future operating or financial performance are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the ability to satisfy closing conditions and to obtain necessary consents and approvals, the possibility of adverse developments in the capital markets or NovaGold’s business that could interfere with closing, uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Cominco in the exploration and development of the Donlin Creek and Galore Creek properties; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates, and other risks and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2007, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward looking statements of management beliefs, opinions, projections, or other factors should they change.